大華銀行
UNITED OVERSEAS BANK

02 NOV 21 AM 9:25

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 65339898 Fax (65) 65342334
www.uobgroup.com

Our ref: ANN2002/UOB2002/UOB-A39/atl

6 November 2002

File No. 82-2947

02055960

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

UNITED OVERSEAS BANK UPGRADES BEIJING REPRESENTATIVE OFFICE TO A FULL BRANCH

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

Dear Sir

We enclose a copy of our News Release dated 6 November 2002 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Enc

大華銀行集團
UNITED OVERSEAS BANK GROUP

NEWS RELEASE

UNITED OVERSEAS BANK UPGRADES BEIJING REPRESENTATIVE OFFICE TO A FULL BRANCH

Enhancing Our Presence in China

Singapore, 6 November 2002--- United Overseas Bank Limited (UOB) has officially opened its Beijing Branch today. To mark the occasion, UOB Group Chairman & CEO Mr Wee Cho Yaw is hosting a reception this evening in Beijing. Among the more than 450 guests are China's Finance Minister Mr Xiang Huaicheng, Vice Finance Minister Mr Jin Liqun, Singapore's Ambassador to China Brigadier-General Chin Siat Yoon, representatives from the People's Bank of China and the financial sector, as well as the Bank's customers.

UOB was among the first Singapore banks to open a Representative Office in Beijing in 1985. The upgrading of the Representative Office to a Branch is a milestone in the expansion of UOB's business in China.

UOB Beijing Branch is headed by General Manager Anthony Liau Guan Siang, who has more than 20 years of banking experience, of which the last 9 were in China.

UOB Beijing Branch is located at the China World Trade Centre Tower II in the eastern business district of Beijing. It is a full-service branch and offers a comprehensive range of foreign currency banking services to foreigners and joint venture enterprises in China, including deposits, loans and advances, trade financing and remittances.

With the opening of the UOB Beijing Branch, UOB now has five branches in China (in Beijing, Guangzhou, Shanghai, Shenzhen and Xiamen) and a Representative Office in Chengdu. UOB Shanghai Branch has recently received approval for a full foreign currency business licence, while our Shenzhen Branch is the first Singapore bank to be awarded the Renminbi licence in Shenzhen. UOB's other operations in China include: a joint venture consulting company (in Beijing), a venture management subsidiary (in Shanghai) and a venture capital fund (in Shenzhen).

Said Mr Wee Cho Yaw, "A growing number of businessmen in Singapore and other Southeast Asian countries are turning their eyes on the vast Chinese market. UOB can play a role in facilitating their investment in, and trade relations with China. The establishment of our Beijing Branch is a part of our strategy to serve our customers more effectively in Greater China."

For more information, please contact:

Teo Suan Hwi
Corporate Affairs
Tel: (65) 6539 3972
Fax: (65) 6538 2559
Email: Teo.SuanHwi@UOBgroup.com